GREENTECH TRANSPORATION INDUSTRIES INC.
                          7000 Merrill Avenue, Suite 31
                                 Chino, CA 91710
                Telephone (909) 614-7007 Facsimile (909) 614-7007
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                                                                December 6, 2010


Ms. Amanda Ravitz
Branch Chief - Legal
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549

Re: Greentech Transportation Industries Inc.
    Amendment No. 4 to Registration Statement on Form S-1
    Filed November 17, 2010
    File No. 333-169251

Dear Ms. Ravitz,

Thank you for reviewing our registration statement. In response to your comment letter (dated December 2, 2010) we have amended the registration statement and provide the following information.

Management's Discussion and Analysis or Plan of Operation, page 20

Proposed Milestones to Implement Business Operations, page 22

     1. We have revised the plan of operations based on our current estimates as to the commencement date of our operations. The timeframe is based on management's estimation of the expected duration of the offering.

Sincerely,


/s/ Phillip W. Oldridge
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Phillip W. Oldridge
CEO & Director